Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited in relation to the Provision of Guarantees to Hebei Airlines and Jiangxi Airlines by Xiamen Airlines” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

10 August 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2018-046

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

IN RELATION TO

THE PROVISION OF GUARANTEES TO HEBEI AIRLINES AND

JIANGXI AIRLINES BY

XIAMEN AIRLINES

The board of directors of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

•	Guarantor: Xiamen Airlines Company Limited (hereinafter referred to as “Xiamen Airlines”)

•	Guarantee: Hebei Airlines Company Limited (hereinafter referred to as “Hebei Airlines”) and Jiangxi Airlines Company Limited (hereinafter referred to as “Jiangxi Airlines”)

•

Amount of this guarantee and balance of amount of guarantee already provided: the guarantee to be provided by Xiamen Airlines in respect of the aircraft lease agreement entered into between Hebei Airlines and Perfect No. 17 (Xiamen) Aircraft Leasing Co., Ltd. (hereinafter referred to as “Perfect 17”) will be with the maximum total guarantee amount of not more than USD51.5 million, equivalent to approximately RMB350 million (calculated based on the exchange rate of USD1 to RMB6.8 yuan, same for below); and in respect of the aircraft lease agreement entered into between Jiangxi Airlines and Perfect No. 18 (Xiamen) Aircraft Leasing Co., Ltd. (hereinafter referred to as “Perfect 18”) will be with the maximum total guarantee amount of not more than USD51.5 million, equivalent to approximately RMB350 million. Without taking into account the factor of the change in exchange rate, the amount of guarantees already provided by Xiamen Airlines to Hebei Airlines is approximately RMB2.414 billion and the amount of guarantees already provided by Xiamen Airlines to Jiangxi Airlines is approximately RMB1.17 billion. The aforementioned guarantee amounts are all within the scope approved at the Company’s 2017 annual general meeting.

•

Xiamen Airlines did not provide counter-guarantee for the guarantee agreement entered into between Hebei Airlines and Perfect 17. Jiangxi Aviation Investment Co., Ltd. (hereinafter referred to as “Jiangxi Aviation Investment”), which owns 40% shareholding of Jiangxi Airlines, provided counter-guarantee in an amount proportional to its shareholding in Jiangxi Airlines for the guarantee agreement entered into between Xiamen Airlines and Perfect 18.

•

As at the date of this announcement, the amount in respect of the joint liability guarantees for training costs of self-sponsored trainee pilots performed by the Company and Xiamen Airlines is approximately RMB19.2202 million and RMB1.377 million, respectively (unaudited).

I. SUMMARY OF THE GUARANTEE

(I) Basic information of the guarantee

According to the approval and mandate of the Board and the general meeting of the Company, on 10 August 2018, Xiamen Airlines entered into one guarantee agreement with Perfect 17 to provide guarantee with maximum total guarantee amount of not more than USD51.5 million (equivalent to approximately RMB350 million) in respect of the lease agreement regarding one B737-800 aircraft (Aircraft Registration No. B-1158) entered into between Hebei Airlines and Perfect 17. On the even date, Xiamen Airlines entered into one guarantee agreement with Perfect 18 to provide guarantee with maximum total guarantee amount of not more than USD51.5 million (equivalent to approximately RMB350 million) in respect of the lease agreement regarding one B737-800 aircraft (Aircraft Registration No. B-1269) entered into between Jiangxi Airlines and Perfect 18.

(II) Decision-making procedures

On 26 March 2018, the Board resolved to approve the following resolution unanimously by means of written resolution: it is approved to authorize Xiamen Airlines to provide guarantees for Hebei Airlines, Jiangxi Airlines and Xiamen Air Capital (Hong Kong) Co., Limited with an aggregate balance up to RMB7.0 billion, RMB3.6 billion and RMB0.6 billion (or equivalent foreign currency) respectively within the period from 1 July 2018 to 30 June 2019. For further details, please refer to the Announcement on Submission to the General Meeting for Authorization to Xiamen Airlines to Provide Guarantees to Hebei Airlines, Jiangxi Airlines and Xiamen Air Capital which was published on China Securities Daily, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 27 March 2018,.

On 15 June 2018, the general meeting of the Company approved through a resolution at the general meeting to authorize Xiamen Airlines to provide guarantees to Hebei Airlines, Jiangxi Airlines and Xiamen Air Capital (Hong Kong) Co., Limited with an aggregate balance up to RMB7.0 billion, RMB3.6 billion and RMB0.6 billion (or equivalent foreign currency) respectively within the period from 1 July 2018 to 30 June 2019. For further details, please refer to the Announcement of the Resolutions of Annual General Meeting of China Southern Airlines for the year 2017 which was published on China Securities Daily, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 16 June 2018.

The current guarantee amounts and the amount of guarantees already provided are all within the scope approved at the Company’s 2017 annual general meeting.

II. INFORMATION ON THE GUARANTEED PARTY

(I) Overview of the Guaranteed Party

1. Hebei Airlines

1. Name of the guaranteed party: Hebei Airlines Company Limited

Place of registration: World Trade Plaza Hotel, No. 303 Zhongshan East Road, Shijiazhuang

Legal representative: Zhao Dong

Registered capital: RMB2.6 billion

Business scope: Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing; leasing of aviation equipment, tools and devices, and sale of aviation equipment (except for the operation prohibited or restricted by the laws, regulations and the decisions of The State Council); and import and export goods and technologies (except for the international prohibition and those need to approved).

Material contingencies affecting solvency of the guaranteed party: None.

As at the date of this announcement, the guaranteed party was rated AA+ for the credit rating by Industrial and Commercial Bank of China.

Shareholding structure: Hebei Airlines is owned as to 99.47% by Xiamen Airlines and 0.53% by Shenyang Zhongrui Investment Co., Ltd., respectively.

Financial information for the latest one year and one period :

Unit: RMB million

Item	As at 31 December 2017	As at 30 June 2018 (unaudited)
Total assets	4,203.84	3,959.19
Total liabilities	2,057.71	1,778.88
Total bank loans	194.34	66.17
Total current liabilities	1,672.30	1,170.70
Net assets	2,146.13	2,180.31

	January-December 2017	January-June 2018 (unaudited)
Revenue	2,157.06	1,279.42
Net profit	180.88	34.19

2. Jiangxi Airlines

Name of guaranteed party: Jiangxi Airlines Company Limited

Place of registration: Changbei International Airport, Xinjian District, Nanchang, Jiangxi Province

Legal representative: Huang Huo Zao

Registered capital: RMB2 billion

Business scope: Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; maintenance of aircraft/airframes, power units, aircraft components other than the entire engine/propeller, aircraft/engine non-destructive testing, aviation material supply chain management, self-operation and as agent for import and export of various commodities and technologies (except for the import and export of commodities and technologies to be carried out by companies being prohibited or restricted by the state); other retail businesses not listed (excluding those subject to permit and approval); all types of domestic advertising design, production, distribution, and agency. (Projects that are subject to approval according to the laws may only be carried out after approval by the relevant department).

Material contingencies affecting solvency of the guaranteed party: None.

As at the date of this announcement, the guaranteed party was rated A for the credit rating by Bank of China.

Shareholding structure: Jiangxi Airlines is owned as to 60% by Xiamen Airlines and 40% by Jiangxi Aviation Investment, respectively.

Financial information for the latest one year and one period :

Unit: RMB million

Item	As at 31 December 2017	As at 30 June 2018 (unaudited)
Total assets	2,019.12	1,999.10
Total liabilities	193.85	253.51
Total bank loans	0	0
Total current liabilities	153.85	223.61
Net assets	1,825.27	1,745.59

	January-December 2017	January-June 2018 (unaudited)
Revenue	571.67	349.75
Net profit	-79.29	-79.68

(II) Relationship of the Guaranteed Party with the Guarantor and the Company

Xiamen Airlines, a subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. Hebei Airlines and Jiangxi Airlines are subsidiaries of Xiamen Airlines. Xiamen Airlines owns 99.47% shareholdings of Hebei Airlines and 60% shareholdings of Jiangxi Airlines.

III. THE MAIN CONTENTS OF GUARANTEE AGREEMENTS

(I) Guarantee Agreement Entered into between Xiamen Airlines and Perfect 17 for Hebei Airlines

1. Scope of Guarantee

According to the guarantee agreement entered into between Xiamen Airlines and Perfect 17, Xiamen Airlines agreed to provide guarantee of joint liability in respect of all obligations under the lease agreement regarding one aircraft entered into between Hebei Airlines and Perfect 17.

2. Term of Guarantee

The term of guarantee shall start from the effective date of the guarantee agreement until six (6) months after the debt fulfillment period.

3. Amount of Guarantee

The maximum guarantee amount should be USD51.5 million, and subject to the adjustments according to obligation performance situation by guaranteed person under the aircraft lease agreement.

(II) Guarantee Agreement Entered into between Xiamen Airlines and Perfect 18 for Jiangxi Airlines

1. Scope of Guarantee

According to the guarantee agreement entered into between Xiamen Airlines and Perfect 18, Xiamen Airlines agreed to provide guarantee of joint liability in respect of all obligations under the lease agreement regarding one aircraft entered into between Jiangxi Airlines and Perfect 18.

2. Term of Guarantee

The term of guarantee shall start from the effective date of the guarantee agreement until six (6) months after the debt fulfillment period.

3. Amount of Guarantee

The maximum outstanding balance of the guarantee agreement should be USD51.5 million, and subject to the adjustments according to obligation performance situation by guaranteed person under the Aircraft Lease Agreement.

4. Specific Contents of Counter-Guarantee

Name of counter-guarantor: Jiangxi Aviation Investment

Name of guarantor: Xiamen Airlines

(i) Scope of counter-guarantee: The principal of the principal debt, interest, compound interest, penalty interest, liquidated damages and the costs incurred for realization of claims and all other costs payable and etc. paid by Xiamen Airlines on behalf of Jiangxi Airlines; the interest on the fees paid by Xiamen Airlines on behalf of Jiangxi Airlines together with the liquidated damages that should be payable by Jiangxi Airlines; the relevant costs incurred by Xiamen Airlines for realization of claims against Jiangxi Airlines and demand against Jiangxi Aviation Investment for assumption of its guaranteed liability.

(ii) Amount of counter-guarantee: The maximum guaranteed principal amount should not exceed RMB800 million.

(iii) Term of counter-guarantee: The term of guarantee shall be two years commencing from the day after Xiamen Airlines assumes the guaranteed liability on behalf of Jiangxi Airlines and shall be counted separately for each aircraft;

(iv) Independence of counter-guarantee: This counter-guarantee agreement will not be invalidated due to the invalidity of other agreements.

IV. OPINIONS OF THE BOARD

The Board is of the opinion that (i) the guarantees are within the scope of the approval and mandate of the general meeting of the Company and the relevant decision-making procedures are in compliance with the laws and regulations; and (ii) the guarantees provided by Xiamen Airlines for the aircraft finance lease of Hebei Airlines and Jiangxi Airlines, respectively, take full consideration of the needs in production, operation and development of the two companies, are conducive for the two companies to reduce financing costs, and hence are in line with the overall development needs of the Company and Xiamen Airlines.

V. ACCUMULATED AMOUNT OF EXTERNAL GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees for self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB337.3463 million, representing approximately 0.68% of the Company’s audited net assets for the latest period. The total guarantee amount provided by the Company and holding subsidiary for their respective wholly-owned subsidiaries and holding subsidiaries was RMB12.544 billion, representing approximately 25.29% of the Company’s audited net assets for the latest period. The amount in respect of the joint liability loan guarantees for training costs of self-sponsored trainee pilots performed by the Company and Xiamen Airlines is approximately RMB20.5972 million (unaudited).

VI. DOCUMENTS AVAILABLE FOR INSPECTION

1.	Two Guarantee Agreements

2.	Copies of the Business Licences of the Guaranteed Parties

3.	Resolutions of Annual General Meeting of the Company for the year 2017

4.	Audit Reports for the year 2017 and Financial Statements for January to June 2018 (unaudited) of each of Hebei Airlines and Jiangxi Airlines

Board of Directors of

China Southern Airlines Company Limited

10 August 2018